

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 11, 2016

Leonidas Korres
Chief Financial Officer
Navios Maritime Acquisition Corporation
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

    **Re: Navios Maritime Acquisition Corporation
Form 20-F for the Year Ended December 31, 2014
Filed March 30, 2015
File No. 001-34104**

Dear Mr. Korres:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Melissa Raminpour

                    Melissa Raminpour
                    Branch Chief
                    Office of Transportation and Leisure